October 21, 2024

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1200     750 West Pender Street
Vancouver, BC, V6C 2T8

       Re: Alpha Cognition Inc.
           Registration Statement on Form S-1
           Filed October 16, 2024
           File No. 333-282675
Dear Michael McFadden:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Brenkert